

August 8, 2013

Via E-mail
Jun Zou
Chief Financial Officer
E-Commerce China Dangdang, Inc.
21/F, Jing An Center
No.8 North Third Ring Road East
Chaoyang District, Beijing 100028
People's Republic of China

Re: **E-Commerce China Dangdang, Inc.**
      Form 20-F for the Fiscal Year Ended December 31, 2012
      Filed April 10, 2013
      File No. 1-34982

Dear Mr. Zou:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2012

Note 1—ORGANIZATION AND BASIS OF PRESENTATION, page F-11

1. Disclose the maximum exposure to loss as a result of your involvement with the variable interest entities. Refer to ASC 810-10-50-4c.

Inventories, page F-15

2. Tell us and disclose in further detail what caused the improvement in estimate related to your obsolete inventories effective January 1, 2012.

3. We note your disclosure you valued your inventory at lower of cost or market and you account for inventory based on the first-in first-out method. In that regard, tell us and clarify your disclosure whether you also account for inventory using the retail inventory method (RIM) for different inventory categories.

Note 5—PREPAID EXPENSES AND OTHER CURRENT ASSETS, page F-24

4. Tell us and disclose the nature of "Prepayments to suppliers" and the reasons behind the significant increase from RMB 14,852 in FY 2011 to RMB 23,377 in FY 2012, respectively.

Note 9. – ACCRUED EXPENSES AND OTHER LIABILITIES, Page F-25

5. Tell us and disclose the nature of "Deposits from service providers" and the significant increase from RMB 28,462 in FY 2011 to RMB 62,563 in FY 2012, respectively.

Note 12—INCOME TAX BENEFIT (EXPENSE), page F-26

6. We note your segment reporting disclosure on page F-21 that you derived substantially all of your revenues in PRC. However, we also note you presented PRC and non-PRC income (loss) before income taxes in this footnote. In that regard, please explain to us and disclose what PRC and non-PRC income (loss) before income taxes correspondingly represent and how they are derived.

7. With a view for enhanced transparency, explain to us why you present combined income tax footnote disclosures for PRC and non-PRC businesses rather than separately present them in the footnote.

8. Refer to income tax disclosure on page F-26. We note you disclose significant amounts of deferred income tax benefits for all periods presented. Please tell us and disclose how these amounts are derived in light of the significant positive and negative swings of your non-PRC and PRC income (losses) throughout the years presented.

Item 15. Controls and Procedures, page 83

9. We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements, we ask that you provide us with information that will help us answer the following questions.

   If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

10. We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. In this regard, we note your Item 15 disclosure in your Form 20-F for the year ended December 15, 2011 that you hired additional professionals with experience in U.S. GAAP and SEC reporting from reputable accounting firms and you created an internal audit function.

Do not identify people by name, but for each person, please tell us:

- what role he or she takes in preparing your financial statements and prospectively evaluating the effectiveness of your internal control;
- what relevant education and ongoing training he or she has had relating to U.S. GAAP;
- the nature of his or her contractual or other relationship to you;
- whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
- about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

To the extent that there is a control deficiency and material weakness as a result of their insufficient knowledge of U.S. GAAP and SEC rules and regulations, please provide a relevant risk factor in the risk factor section, and explain to us how you reasonably concluded that your disclosure controls and procedures and internal control over financial reporting are effective as of December 31, 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or me at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief